

Mail Stop 3720

December 14, 2016

Andrew R. Kaiser
Chief Financial Officer
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

> **Re:** **Cincinnati Bell Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K**
> **Filed November 2, 2016**
> **File No. 1-08519**

Dear Mr. Kaiser:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed November 2, 2016

EX-99.1 Reconciliation of GAAP Cash Flow to Free Cash Flow (Non-GAAP: as defined by the company)

> Please revise your presentation to reconcile "Free Cash Flows" to the more comparable GAAP measure "Cash flows provided by operating activities". In addition, with regard to your calculation of "Free Cash Flows", refer to the guidance provided in Question 102.07

of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 − Telecommunications